UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42602

Everbright Digital HoldingLimited

(Translation of registrant’s name into English)

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 16, 2026, the board of directors of Everbright Digital Holding Limited, a Cayman Islands exempted company (the “Company”), approved amendments to the Company’s Second Amended and Restated Memorandum and Articles of Association (the “Amended M&A”). The amendments provide for: (i) a reverse share split of the Company’s ordinary shares at a ratio of 1-for-16 (the “Reverse Share Split”), such that every sixteen (16) issued ordinary shares are combined into one (1) issued ordinary share, with fractional shares rounded to the nearest whole share; and (ii) a restatement of the Company’s authorized share capital to 1,250,000,000 shares of USD 0.00004 par value each to 78,125,000 shares of USD 0.00064 par value each. The Company’s ordinary shares will begin trading on a post-split basis on the Nasdaq Stock Market on February 9, 2026. Following the Reverse Share Split, the number of issued and outstanding ordinary shares will be reduced from 26,660,000 to 1,666,250. A copy of the Company’s Amended M&A is attached hereto as Exhibit 3.1.

On February 5, 2026, the Company issued a press release announcing the Reverse Share Split. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association.
99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Everbright Digital Holding Limited

By:	/s/ Leung Chun Yip
Name:	Leung Chun Yip
Title:	Chief Executive Officer

Date: February 5, 2026

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